UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: RoboStrategy, Inc.

Address of Principal Business Office:

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

Telephone Number (including area code): (787) 722-6881

Name and Address of Agent for Service of Process:

Andrew Kang

151 Calle de San Francisco

San Juan, PR 00901

With Copies to:

Owen J. Pinkerton, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in San Juan, Puerto Rico on the 9th day of September 2025.

RoboStrategy, Inc.

		By:	/s/ Andrew Kang
Andrew Kang
President

Attest:	/s/ Marc Weinstein
Marc Weinstein
Witness